                                  UNITED STATES
                        SECURITY AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM U-7DA
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                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 Amendment No. 1
                               File No. 032-000476

         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

         1.       Lessee public-utility company:  PacifiCorp
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                  Address:  825 NE Multnomah, Suite 600, Portland, OR  97232-2315
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         2.       Date:  June 6, 2002
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         2a.      Expected date facility will be placed in service:
                  Units 1-4-- June 2002; Unit 5-- August 2002
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         3.       Regulatory authority which has acted on transaction:

                  Name:  Oregon Public Utilities Commission  Date of Order: May 31, 2002
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         4.       Initial term of lease:  15 years
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         4a.      Renewal options:

                  Lessee has option to purchase the project or terminate the lease on or before
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                  December 1, 2006.
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         5.       Brief description of facility:

                  Five combustion turbine generators, 40 MW nominal net electrical capacity each and necessary supporting equipment and spare parts

         6.       Manufacturer or supplier:  General Electric Company - GE Packaged Power
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         7.       Cost of facility:  $160,000,000.00
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         8.       Basic rent.  Initial term:  $224,745,000    (See Note 1)
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         8a.      Periodic installment.  Amount:  $749,150 per unit                 Period: Quarterly
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         9.       Holder of legal title to facility:  West Valley Leasing Company, LLC
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                  Address:    650 NE Holladay, Suite 700, Portland, OR  97232
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         10.      Holders of beneficial interests:
              Name and address                           Amount invested        Percent of equity
          West Valley Leasing Company, LLC               $160,000,000           100%
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11.      If part or all of the financing is supplied by loan on which only principal and interest is payable, state: Not Applicable

         Amount borrowed                Interest rate               Number of lenders
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         Terms of repayment.  Amount                                Period
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Date executed:  June 6, 2002

Signature of holder of legal title:

WEST VALLEY LEASING COMPANY, LLC

By:
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    Peter C. van Alderwerelt

Title: Vice President
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Signatures of holders of beneficial interests shall be annexed hereto and incorporated herein.

                         SIGNATURE PAGE FOR CERTIFICATE
                        ON FORM U-7DA DATED JUNE 6, 2002
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Signature of holders of beneficial interests.

         The holders of beneficial interests referred to in paragraph 10 of the Certificate pursuant to Rule 7(d) to which this signature page is annexed and into which the following signature is incorporated has duly caused said Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                   WEST VALLEY LEASING COMPANY, LLC


                                   By:
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                                          Peter C. van Alderwerelt

                                   Title: Vice President
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NOTE 1

         The Lessee shall pay or cause to be paid to the West Valley Leasing Company, LLC as additional rent, an amount equal to all real property taxes paid by the West Valley Leasing Company, LLC with respect to its ownership of the facility.

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